SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On May 8, 2025, Eco Wave Power Global AB (publ) (the “Company”) issued a press release titled “Eco Wave Power Reports Q1 Results and Accelerates Global Wave Energy Project Deployment Across Four Continents Net Loss Decreased by 4.2%; Final License Secured for Los Angeles Project, Floaters Construction Underway, Expansion into Asian Markets, and Progress in Portugal’s First MW-Scale Project” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The first and second paragraphs and the sections titled “Eco Wave Power Establishes Advisory Board and Appoints Hilary E. Ackermann as Inaugural Member”, “First Quarter 2025 Financial Overview,” “Forward-Looking Statements”, the Company’s “Condensed Consolidated Statements of Financial Position (Unaudited)”, and the Company’s “Condensed Consolidated Statements of Loss (Unaudited)” in the press release included as Exhibit 99.1 hereto are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-275728 and 333-282101) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Eco Wave Power Global AB (publ), dated May 8, 2025, titled “Eco Wave Power Reports Q1 2025 Results and Accelerates Global Wave Energy Project Deployment Across Four Continents: Net Loss Decreased by 4.2%; Final License Secured for Los Angeles Project, Floaters Construction Underway, Expansion into Asian Markets, and Progress in Portugal’s First MW-Scale Project.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: May 8, 2025

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